

P.E
1-31-05

05058823

PROCESSED
JUN 2 4 2005
THOMSON
FINANCIAL

DEB

Deb Shops, Inc.
2004 Annual Report


IT'S
ALL
ABOUT
ME







Today's Hottest Fashions




ATTITUDE

Over 300 Stores Nationwide




Baby Girl

Consolidated Financial Highlights

(in thousands, except per share data)	**2005**	2004 (as restated)	2003 (as restated)	2002 (as restated)	2001 (as restated)
					Year Ended January 31,
Net sales	**$303,778**	$298,646	$317,722	$307,582	$287,263
Gross margin	**$100,940**	$ 93,074	$110,790	$107,118	$ 96,365
Operating income	**$ 26,200**	$ 18,234	$ 38,653	$ 32,676	$ 32,428
EBITDA reconciliation:					
Net income	**$ 17,944**	$ 12,601	$ 25,284	$ 23,223	$ 23,560
Income tax provision	**10,572**	6,995	15,327	13,353	14,132
Other income, principally interest	**(2,316)**	(1,362)	(1,958)	(3,899)	(5,264
Depreciation and amortization	**5,384**	5,740	4,932	4,549	5,945
Interest on capital lease obligation	—	—	—	111	190
EBITDA[1]	**$ 31,584**	$ 23,974	$ 43,585	$ 37,337	$ 38,563
Net income	**$ 17,944**	$ 12,601	$ 25,284	$ 23,223	$ 23,560
Net income per common share–basic	**$ 1.30**	$ 0.92	$ 1.85	$ 1.71	$ 1.76
Net income per common share–diluted	**$ 1.30**	$ 0.92	$ 1.83	$ 1.70	$ 1.74
Weighted average shares outstanding–basic	**13,729**	13,685	13,672	13,546	13,379
Weighted average shares outstanding–diluted	**13,753**	13,685	13,815	13,629	13,519
Total assets	**$242,880**	$231,697	$221,153	$201,272	$175,827
Deferred lease credits	**$ 11,114**	$ 10,920	$ 9,748	$ 7,151	$ 4,742
Capital lease obligation – long-term	**$ —**	$ —	$ —	$ —	$ 301
Shareholders' equity	**$188,911**	$181,547	$176,186	$156,311	$136,479
Book value per share at year end	**$ 13.73**	$ 13.27	$ 12.87	$ 11.47	$ 10.13
Cash dividends declared per share of common stock	**$ .900**	$ .525	$ .425	$ .325	$ .200

[1]EBITDA is a financial measure which is not recognized under accounting principles generally accepted in the United States ("US GAAP"). As required, the Company has presented the reconciliation of net income, a US GAAP financial measure, to EBITDA.

Sales (in millions)



$303.8
$298.6
$317.7
$307.6
$287.3
2005
2004
2003
2002
2001

Net Income (in thousands)



$17,944
$12,601 (as restated)
$25,284 (as restated)
$23,223 (as restated)
$23,560 (as restated)
2005
2004
2003
2002
2001

EBITDA (in thousands)



$31,584
$23,974 (as restated)
$43,585 (as restated)
$37,337 (as restated)
$38,563 (as restated)
2005
2004
2003
2002
2001

Shareholders' Equity (in millions)



$188.9
$181.5 (as restated)
$176.2 (as restated)
$156.3 (as restated)
$136.5 (as restated)
2005
2004
2003
2002
2001

To Our Shareholders




Throughout fiscal 2005, continued improvements in our operating platform allowed us to better leverage our fixed costs and report meaningful gains in net income and earnings per share in each quarter. In addition, enhancements to our product offerings enabled us to better meet the demands of our core customer. We believe we are well positioned from a merchandise standpoint as we move through fiscal 2006.

Net sales for the year ended January 31, 2005 increased 1.7% to $303.8 million from $298.6 million for the comparable prior year period. Gross profit, which is net of buying and occupancy costs, was $100.9 million resulting in a gross margin of 33.2% for the year ended January 31, 2005 versus gross profit of $93.1 million and a 31.2% gross margin for the comparable prior year period. Net income was $17.9 million, or $1.30 per diluted share, versus $12.6 million, or $0.92 per diluted share, for the year ended January 31, 2004.

The Sarbanes-Oxley Act of 2002 (the "Act") imposes many requirements regarding corporate governance and financial reporting. One requirement under section 404 of the Act is for management to report on our internal control over financial reporting ("Management's Report") and for our independent registered public accountants ("our accountants") to opine on Management's Report. These reports are included in the enclosed 10-K/A and we are pleased to report that we have concluded and our accountants have concurred, that as of January 31, 2005, our internal controls over financial reporting were effective.

On May 11, 2005, following a careful evaluation of our long-term growth strategy, projected future cash flows and the financial resources we expect will be needed to accomplish our goals, our Board of Directors declared a special cash dividend of $6.00 per common share. This special dividend will be incorporated into our regular dividend payment on August 16, 2005 for shareholders of record as of July 29, 2005. We believe this special dividend strikes the right balance at this time between delivering immediate value to our shareholders and supporting our business for the long-term with ample resources. We are extremely pleased with our ability to return this type of value to our shareholders and, together with our ongoing $0.125 per share quarterly dividend, believe this continues to differentiate us from our competitors.

While we are happy with our fiscal 2005 accomplishments and pleased with our ability to provide you with the special as well as ongoing dividends, our focus is firmly set on the opportunities that lie ahead and we are optimistic about our prospects for fiscal 2006. Based on current information, we have established fiscal 2006 sales guidance in the range of $308 million to $318 million and fully diluted earnings guidance of between $1.45 and $1.55 per share. These amounts are based on projected mid single-digit comparable store sales increases and on projected net new store growth of between five and 10 stores.

To our employees, vendors, shareholders and especially our customers, thank you for your continued support.

Marvin Rounick
President

Warren Weiner
Executive Vice President

DEB is a chain of specialty apparel stores offering popularly priced, fashionable, coordinated sportswear, dresses, coats, lingerie, accessories, shoes, and novelty items to the junior and plus-sized fashion-conscious female. The information contained within this company profile is current as of the printing date of this annual report, which is approximately May 31, 2005.



square feet. Two of the Tops 'N Bottoms stores operate as combination stores with DEB stores, and we operate 13 Tops 'N Bottoms departments within DEB stores. In addition, we operate three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory.

DEB operates 323 stores in 41 states principally in the East and Midwest and extending into New England, the South, Southwest and Pacific Northwest. We also operate 150 plus-size departments in DEB stores. Stores vary in size from

junior and plus

approximately 4,000 to 13,600 square feet. The stores are primarily located in enclosed regional malls and selected strip shopping centers. DEB operates in 24 strip shopping center locations. Tops 'N Bottoms, a wholly-owned subsidiary of DEB, operates a 19 location chain in 11 states. The chain sells moderately priced men's and women's apparel. All Tops 'N Bottoms stores are situated in enclosed regional malls. Stores range in size from 2,400 to 3,400

DEB targets primarily enclosed regional malls for new stores. Final site selections are based on careful market evaluations, examinations of expected occupancy costs and projected sales. In addition, we remodel and, where possible, add plus-size departments to existing stores in conjunction with our ongoing program of lease renewals and extensions. In fiscal 2005, DEB remodeled 11 stores, adding plus-size departments to four of those locations and opening plus-

for the fashion-conscious female.

size departments in five other stores. We expect to remodel 10-15 stores in fiscal 2006. We are very

Order online at debshops.com










BLING
BABY
BLING

focused on the profitability of individual stores, and while not our preference, we do close those stores that we believe cannot become profitable or maintain profitability. DEB's overall store expansion and store closing plan is designed to improve the profitability of our portfolio of stores. In fiscal 2005, we opened eight stores and closed 17 stores. During fiscal 2006, we plan to increase the net number of stores in operation by five to 10 locations.

Our merchandising philosophy is to provide our customers with the most current fashionable merchandise at very competitive prices. DEB prices merchandise aggressively at the point of distribution and maintains a policy of selective weekly markdowns based on sales volume. This approach enables us to maintain fresh inventories and to provide customers with a broad selection of merchandise at appealing price points.

Because many of the malls in which we operate also contain other teen apparel retailers, our ability to visually merchandise our products is essential to our business. DEB stores provide customers with a broad and deep assortment of fashionable and basic merchandise, all of which is attractively presented. In an effort to draw customers further into the store, DEB's approach to visual merchandising is designed to create an image of depth. Merchandise is displayed using coordinated and accessorized fashion displays. Items are also layered together to suggest groupings that encourage multiple unit sales. We believe that our core customer visits our stores regularly. As a result, store inventories are



replenished at least twice each week to provide a constantly changing and updated choice of merchandise. We also regularly change the items that are featured at the front of the store.



The Internet remains a growth opportunity for retailers, and we have embraced that opportunity enthusiastically. Our website, debshops.com, serves as a fun and exciting marketing tool that promotes the stores and our merchandise. It also provides investor and company information. The website has pages that are easy to follow and delivers the kind of excitement that speaks directly to our main demographic– teen females, 13 to 18 years old. The website shows up-to-date seasonal fashions, some of which can be purchased on-line. We completed our first full year of selling through the Internet and are very pleased with the results. We expect to continue growing this sales channel by adding merchandise categories. We believe that debshops.com will continue to drive sales towards stores and increase DEB's name recognition.

visual merchandising is essential to the business.

Our computer-controlled sorting and distribution system, which is located in our 280,000 square foot warehouse, affords a highly efficient means of distributing merchandise. The distribution system, warehouse space and office facility provide us with the capacity to comfortably accommodate our current and planned needs. The system was upgraded in fiscal 2005 and now provides the stores with detailed information regarding contents of shipments. This upgrade improved the efficiency of processing merchandise at the stores.

Accurate decisions for merchandise purchasing and markdowns are vital to maintaining a competitive position in the ever-changing retail environment. Our point-of-sale merchandise data system provides daily sales results from each store. Our merchandising department uses this information to react

Highly efficient distribution system.











promptly to consumer buying trends and to assist in making initial distribution and restocking decisions.

Over the years, DEB's operating philosophy has consistently been focused on conservative growth and maximizing value for shareholders. The consistent application of this approach has resulted in a very well capitalized company that has had the ability to regularly pay dividends to its shareholders, an uncommon trait among our teenage apparel competition. In May 2005, following a careful evaluation of our long-term growth strategy, projected future cash flows and the financial resources expected to be needed to accomplish our goals, our Board of Directors approved a special cash dividend of $6.00 per common share. We believe this special dividend strikes the right balance at this time between delivering immediate value to shareholders and supporting the business for the long-term with ample resources.

Our experienced management team and financial flexibility have been key contributing factors to the strength of our operations. The management group consists of individuals who believe in the philosophies on which the organization was founded and share our dedication to long-term growth.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K/A
(AMENDMENT NO. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File Number: 0-12188

DEB SHOPS, INC.

(Exact name of registrant as specified in its charter)

9401 Blue Grass Road, Philadelphia, PA 19114
(Address of principal executive offices and zip code)

Pennsylvania	**23-1913593**
(State of Incorporation)	(IRS Employer Identification No.)

(215) 676-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: NONE
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☒ No ☐

As of March 31, 2005, 13,762,011 shares of the registrant's Common Stock, par value $.01 per share, were outstanding. As of July 30, 2004 (the last business day of the registrants second fiscal quarter), the aggregate market value of the registrant's Common Stock, par value $.01 per share, held by non-affiliates was approximately $110,180,000.

DOCUMENTS INCORPORATED BY REFERENCE

Registrant's Definitive Proxy Statement to be filed within 120 days after the end of the fiscal year in connection with the Annual Meeting to be held on May 11, 2005 - incorporated in Part III.

Deb Shops, Inc.
Amendment No. 1 to the Annual Report of Form 10-K
For the Fiscal Year ended January 31, 2005
EXPLANATORY NOTE

Deb Shops, Inc. (the "Company") is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 10-K for the fiscal year ended January 31, 2005, filed with the Securities and Exchange Commission on April 20, 2005, to include Management's Annual Report on Internal Control over Financial Reporting, as required by Item 308(a) of Regulation S-K and the Attestation Report of the Company's Independent Registered Public Accounting Firm, as required by Item 308(b) of Regulation S-K. The Amendment is being filed at this time pursuant to the 45-day extension for the filing of Management's Annual Report on Internal Control over Financial Reporting and the Attestation Report of the Independent Registered Public Accounting Firm provided by the exemptive order issued by the Securities and Exchange Commission in Release No. 34-50754.

For the convenience of the reader, this Amendment includes all of the information contained in the original report on Form 10-K. However, no attempt has been made in this Amendment to modify or update the disclosures presented in the original report on Form 10-K, except as required to reflect the Amendment described above. This Amendment does not reflect events occurring after the filing of the Form 10-K or modify or update those disclosures, including the exhibits to the Form 10-K affected by subsequent events. Information not affected by this Amendment is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-K on April 20, 2005. Accordingly, the Amendment should be read in conjunction with the Company's filings made with the Securities and Exchange Commission subsequent to the filing of the original Form 10-K. The following items have been modified or added as a result of this Amendment:

Part II – Item 8	Financial Statements and Supplementary Data Management's Annual Report on Internal Control Over Financial Reporting Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Part II – Item 9A	Controls and Procedures
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young, LLP
Exhibit 31.1	Certification by President and Chief Executive Officer
Exhibit 31.2	Certification by Chief Financial Officer
Exhibit 32.1	Certification of Periodic Report – Chief Executive Officer
Exhibit 32.2	Certification of Periodic Report – Chief Financial Officer

Forward-Looking Statements

Deb Shops, Inc. (the "Company") has made in this report, and from time to time may otherwise make, "forward-looking statements" (as that term is defined under federal securities laws) concerning the Company's future operations, performance, profitability, revenues, expenses, earnings and financial condition. This report includes, in particular, forward-looking statements regarding expectations of future performance, store openings and closings and other matters. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors. Such factors may include, but are not limited to, the Company's ability to improve or maintain sales and margins, respond to changes in fashion, find suitable retail locations and attract and retain key management personnel. Such factors may also include other risks and uncertainties detailed in the Company's other filings with the Securities and Exchange Commission ("SEC"). The Company assumes no obligation to update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

PART I

Item 1. Business

General

The Company operates 323 women's and men's specialty apparel retail stores in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States. The Company operates 314 stores under the name "DEB" which offer moderately priced, fashionable, coordinated women's sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus sizes. DEB merchandise consists of clothing and accessories appealing primarily to the fashion-conscious junior and plus-sized female consumers between the ages of 13 and 25. In addition, the Company operates three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory. One hundred and forty of the DEB stores contain plus-size departments. The Company also operates six apparel retail stores under the name "Tops 'N Bottoms." The Tops 'N Bottoms stores sell moderately priced men's and women's apparel. Seventeen of the DEB stores contain Tops 'N Bottoms departments. Store information is as of January 31, 2005 unless otherwise indicated.

Merchandising and Marketing

DEB specializes in junior-sized merchandise and offers an extensive selection of colors and styles. The merchandise is attractively presented in groups coordinated by color and style to assist customers in locating items of their choice and creating outfits of their own.

The merchandise offered in DEB's plus-sized departments caters to the plus-size customer between the ages of 13 and 25. The merchandise is young looking and the fit is adjusted to this customer. Prices are affordable and very competitive.

Tops 'N Bottoms caters primarily to young men and junior-sized women. Much of the merchandise is brand named and unisex.

The Company purchases merchandise in volume, sells at popular prices, and has a policy of early markdowns of slow-moving inventory. A special effort is made to select and present coordinated outfits on a rotating basis and featured merchandise is changed approximately twice a week.

A computerized point-of-sale merchandise data system provides detailed daily information regarding sales and inventory levels by style, color, class and department, thereby permitting the Company to analyze market trends and changing store needs. Since merchandising statistics are available on a daily basis, the Company can identify slow-moving merchandise and respond to customer buying trends when making repurchase decisions and markdown adjustments. This assists the Company in its effort to maintain current and fresh merchandise in its stores.

The Company experiences the normal seasonal pattern of the retail apparel industry with its peak sales occurring during the Christmas, Back-to-School and Spring periods. To keep merchandise fresh and fashionable, slow-moving merchandise is marked down throughout the year. End-of-season sales are conducted twice per year (in the second and fourth quarters), in keeping with the Company's policy of carrying a minimal amount of seasonal merchandise over from one merchandising season to another. Most of the Company's seasonal merchandise is liquidated through this process. At the end of each season, any remaining seasonal merchandise is transferred to the Company's CSO stores.

Stores

During the fiscal year ended January 31, 2005 ("fiscal 2005"), the Company opened eight stores, closed 17 stores and remodeled 11. Seven of the new stores have plus-size departments. The Company also added plus-size departments to nine existing DEB stores. The Company currently plans to open five to ten new stores in the fiscal year ending January 31, 2006 ("fiscal 2006"), the majority of which are expected to have plus-size departments. The Company also expects to remodel 10-15 locations. The Company is currently scheduled to close one store in the first half of fiscal 2006. The Company plans to continue to carefully evaluate the profitability of individual stores and close those stores that it believes cannot meet a level of profitability deemed acceptable by the Company. This profitability review process undertaken during fiscal 2005 resulted in the closing of the aforementioned 17 locations.

The following table shows store openings and closings for the last five fiscal years:

	Year Ended January 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Open at beginning of fiscal year	332	327	309	291	285
Opened during fiscal year	8	13	23	23	13
Closed during fiscal year	(17)	(8)	(5)	(5)	(7)
Open at end of fiscal year	323	332	327	309	291

The Company's 323 stores are located in 41 states, principally in the East and Midwest portions of the United States. The following table lists the number of stores operating within each geographic region of the country.

Region	**Number of stores**
Midwest	144
East	110
West	35
New England	23
South	11
Total	323

DEB stores, which average 5,900 square feet, are located primarily in enclosed regional malls and selected strip shopping centers. DEB stores with Tops 'N Bottoms or plus-sized departments average 8,000 square feet and are located primarily in enclosed regional malls. Tops 'N Bottoms stores are all located in enclosed regional malls and range in size from 2,400 to 3,400 square feet. New stores are opened in existing malls, existing mall expansions, new malls and occasionally strip shopping centers. Factors considered in opening new stores include the availability of suitable locations and satisfactory lease terms, both of which are considered essential to successful operations. Key considerations in selecting sites for new stores include the geographic location of the center, the demographics of the surrounding area, the principal specialty and "anchor" stores within the center, expected customer traffic within the center, and the location of the Company's store within the center itself.

Stores are distinctively designed for customer identification and are remodeled periodically as necessary. The stores are open during mall operating hours, which are generally from 10:00 A.M. to 9:30 P.M., Monday through Saturday, and from Noon to 5:00 P.M. on Sunday.

Operations

Payments for most of the Company's sales are made by cash or Visa, MasterCard, Discover or American Express credit cards, with the balance made by check. For customer convenience, the Company provides layaway plans. The Company's policy is to permit returns of merchandise for exchange or full cash or credit refund, at the customer's preference.

The Company purchases its merchandise from a number of suppliers, both domestic and foreign, and is not materially dependent on any one supplier. All merchandise is shipped directly from vendors to the Company's central distribution facility, where it is inspected before being shipped to individual stores. The Company distributes its inventory by common carrier and leased trucks.

The responsibility for managing the Company's stores rests with the Director of Store Operations and a staff of 42 employees consisting of an Assistant Director of Store Operations and Regional and District Managers. A Regional Manager is responsible for an average of five districts. A District Manager is responsible for an average of 10 stores, each of which is staffed by a Store Manager and two Assistant Store Managers. The District and Regional Managers visit the stores regularly to review merchandise levels, content and presentation, staff training and other personnel issues, store security and cleanliness and adherence to standard operating procedures.

The merchandising department consists of 44 employees, including the Senior Vice President, Merchandising, Merchandise Managers, Buyers and support staff. The department is responsible for purchasing, pricing (including markdowns), inventory planning and allocating merchandise among the stores. The merchandising department's staff is organized in the following categories: sportswear, dresses, coats, lingerie, hosiery, shoes and accessories.

At January 31, 2005, the Company had approximately 3,700 employees, 61% of whom were employed on a part-time basis. The Company has a collective bargaining agreement with the United Paperworkers International Union, Philadelphia Local 286 ("UPIU") that expires on December 31, 2008. The UPIU represents approximately 100 of the Company's warehouse employees. The Company considers its employee relations to be good.

Competition

The retail sale of apparel is an extremely competitive business with numerous individual and chain store competitors, including specialty shops as well as regional and national department store chains. Many of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources.

The primary elements of competition are merchandise style, selection, quality, display and price, as well as store location and design. The Company believes that its strategy of specializing in the junior and plus-size sportswear market and its ability to effect volume purchases are important elements in its operations. Brand name merchandise is not a significant factor in the Company's sales.

Available Information

The Company's principal Internet address is www.debshops.com. The Company makes available free of charge on www.debshops.com its annual, quarterly, and current reports, and amendments to those reports, including exhibits thereto, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. The Company's historical filings can also be accessed directly from the SEC's website at www.sec.gov. The Company's Audit and Nominating Committee charters, as well as the Company's Code of Business Conduct & Ethics, are also available on www.debshops.com.

In addition, the Company will provide, at no cost, paper or electronic copies of its reports and other filings made with the SEC. Requests should be directed to:

Barry J. Susson, Chief Financial Officer
Deb Shops, Inc.
9401 Blue Grass Road
Philadelphia, PA 19114

The information on the Company's website listed above is not, and should not be considered, part of this annual report on Form 10-K, and is not incorporated by reference in this document.

Item 2. Properties

The Company leases all of its stores. The internal layout and fixtures of each store are designed and constructed under contracts with third parties.

Under most leases, the Company is required to pay, in addition to fixed minimum rental payments, charges for real estate taxes, common area maintenance fees, utility charges, insurance premiums, mall association charges and contingent rentals based upon a percentage of sales in excess of specified amounts. Certain leases provide for predetermined escalations in future minimum annual rentals.

The following table shows the current expiration dates of executed store leases, existing at January 31, 2005. In many cases, the Company has renewal options.

Calendar Years	Number of Leases Expiring
2005 – 2006	75
2007 – 2008	87
2009 – 2010	57
2011 – 2012	29
2013 – 2014	48
2015 – 2016	18
2017 and thereafter	9
Total	323

The Company leases its warehouse, distribution and office space, aggregating 280,000 square feet, pursuant to a lease that, as amended, expires in 2007. This facility is a modern, one-story industrial building situated on approximately 20 acres in the northeast section of Philadelphia, Pennsylvania. See Item 13. Certain Relationships and Related Transactions.

With respect to the geographic locations of present stores, see Item 1. Business – Stores.

Item 3. Legal Proceedings

The Company is subject to legal proceedings, employment issues and claims that arise in the ordinary course of its business. Management, after consultation with outside legal counsel, does not believe that the ultimate disposition of such proceedings will have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K, the following list is included as an unnumbered Item in Part I of this Report in lieu of being included in the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2005.

The executive officers of the Company, each of whom serves at the discretion of the Board of Directors, are as follows:

Name	Age	Position with Company	Officer Since
Marvin Rounick	64	Director, President and Chief Executive Officer	1973
Warren Weiner	61	Director, Executive Vice President, Secretary and Treasurer	1973
Allan Laufgraben	66	Senior Vice President, Merchandising	1995
Barry J. Susson	42	Chief Financial Officer	2003
Stanley A. Uhr	59	Vice President, Real Estate and Corporate Counsel	1988
Stephen P. Smith	45	Vice President, Information Systems	1998
Joan M. Nolan	52	Controller	1998

Marvin Rounick has been employed by the Company since 1961. Since 1979, he has served as President and Chief Executive Officer.

Warren Weiner was employed by the Company from 1965 until 1975. He rejoined the Company in January 1982, as Executive Vice President, Secretary and Treasurer.

Allan Laufgraben has been employed by the Company since December 1995, as Senior Vice President, Merchandising.

Barry J. Susson has been employed by the Company since February 2003, as Chief Financial Officer. From September 2000 to January 2003, he was Vice President of Finance of Forman Mills, Inc.; from October 1998 to August 2000, he was Executive Vice President and Chief Financial Officer of Dollar Express, Inc.

Stanley A. Uhr has been employed by the Company since 1987. Since March 1988, he has served as Vice President, Real Estate and Corporate Counsel.

Stephen P. Smith has been employed by the Company since 1985. Since May 1998, he has served as Vice President – Information Systems.

Joan M. Nolan has been employed by the Company since November 1998, as Controller.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's Common Stock is traded on the NASDAQ National Market under the symbol: DEBS.

The following table sets forth quarterly high and low sales prices for the two most recent fiscal years:

2005	High	Low
First Quarter	$26.85	$20.20
Second Quarter	$26.00	$22.27
Third Quarter	$25.00	$22.05
Fourth Quarter	$27.52	$23.76

2004	High	Low
First Quarter	$20.01	$16.85
Second Quarter	$20.45	$18.64
Third Quarter	$20.09	$17.78
Fourth Quarter	$22.35	$18.90

Holders

As of March 31, 2005, there were 187 record holders and approximately 2,057 beneficial holders of the Company's Common Stock.

Dividends

The Company paid regular quarterly dividends for each of the two most recent fiscal years. The per-share amount of the quarterly dividends paid in each of the first two quarters of fiscal 2004 was $0.10 and in each of the last two quarters of fiscal 2004 and in each of the four quarters of fiscal 2005 was $0.125. The Company also paid special dividends of $0.05 per share in the third quarter of fiscal 2004 and $0.40 per share in the third quarter of fiscal 2005. The Company currently intends to follow a policy of regular quarterly dividends, subject to earnings, capital requirements and the operating and financial condition of the Company, among other factors.

Issuer Purchases of Equity Securities

There were no repurchases of the Company's equity securities during the fourth quarter of fiscal 2005.

Item 6. Selected Financial Data

The following selected financial data is derived from the consolidated financial statements of the Company and have been restated to reflect adjustments to the originally filed financial statements. These restatements are discussed in "Note B. Restatement of Financial Statements" under Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data of this Form 10-K. The data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations as well as the consolidated financial statements, related notes, and other financial information included herein.

Deb Shops, Inc. and Subsidiaries
Consolidated Financial Highlights

	Year Ended January 31,				
(in thousands, except per share data)	**2005**	**2004**	**2003**	**2002**	**2001**
		(as restated)	(as restated)	(as restated)	(as restated)
Net sales	**$303,778**	**$298,646**	**$317,722**	**$307,582**	**$287,263**
Gross margin	**100,940**	**93,074**	**110,790**	**107,118**	**96,365**
Operating income	**26,200**	**18,234**	**38,653**	**32,676**	**32,428**
Net income	**17,944**	**12,601**	**25,284**	**23,223**	**23,560**
Net income per common share – basic	**1.30**	**0.92**	**1.85**	**1.71**	**1.76**
Net income per common share – diluted	**1.30**	**0.92**	**1.83**	**1.70**	**1.74**
Weighted average shares outstanding – basic	**13,729**	**13,685**	**13,672**	**13,546**	**13,379**
Weighted average shares outstanding – diluted	**13,753**	**13,685**	**13,815**	**13,629**	**13,519**
Total assets	**242,880**	**231,697**	**221,153**	**201,272**	**175,827**
Capital lease obligation – long-term	---	---	---	---	**301**
Shareholders' equity	**188,911**	**181,547**	**176,186**	**156,311**	**136,479**
Book value per share at year end	**13.73**	**13.27**	**12.87**	**11.47**	**10.13**
Cash dividends declared per share of common stock	**.900**	**.525**	**.425**	**.325**	**.200**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report. As used in this report, the terms "fiscal 2005," "fiscal 2004," and "fiscal 2003," refer to the Company's fiscal years ended January 31, 2005, 2004 and 2003, respectively. The term "fiscal 2006" refers to the Company's fiscal year that will end on January 31, 2006.

Restatement of Financial Statements

As a result of the publicity on the restaurant industry financial statement restatements related to leases, the Company commenced a review of certain of its accounting policies related to leases during January 2005. Subsequently, on February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating-lease-related accounting issues and their application under generally accepted accounting principles in the United States of America ("GAAP"). Based on the Company's internal review, and after consultation with the Audit Committee of the Company's Board of Directors and predecessor independent registered public accounting firm on April 19, 2005, the Company restated its financial statements for years prior to fiscal 2005 to correct its accounting for landlord allowances, calculation of straight-line rent expense, recognition of rent holiday periods, and depreciation of leasehold improvements for its retail stores.

Certain of the Company's store leases contain provisions that enable the Company or the landlord to terminate the lease if sales during a defined measurement period fall below agreed-upon levels. The Company has historically recorded rent expense on a straight-line basis, beginning with the lease commencement date, which generally coincides with the store opening date, through the early termination date. The period during which a store was prepared for opening historically was excluded from the straight-line rent schedule. Financial Accounting Standards Board ("FASB") Technical Bulletin 85-3 ("FTB 85-3"), "Accounting for Operating Leases with Scheduled Rent Increases," states, however, that rent holidays should be recognized on a straight-line basis over the lease term, which according to FASB Technical Bulletin 88-1, "Issues Relating to Accounting for Leases ("FTB 88-1"), commences on the date the Company is given the right to control the use of the leased property. Consistent with this guidance, the Company has changed the period used for determining the deferred rent calculation to commence on the date the Company began controlling the use of the property (i.e. began preparing a store for opening) through the initial non-cancelable life of the lease.

Depreciation of leasehold improvements has historically been calculated based upon the term of the lease. The Company has changed its accounting for leasehold improvements to depreciate leasehold improvements over the lesser of the term of the lease or 10 years. In addition, the Company has historically accounted for tenant improvement allowances as a reduction of the cost of leasehold improvements, resulting in lower depreciation expense, and reflected the cash received within investing activities in the consolidated statement of cash flows as a reduction of purchases of property, plant, and equipment. This treatment was consistent whether the improvement allowance was provided in cash or in the form of a rent abatement. FTB 88-1 requires that lease incentives such as tenant allowances be recorded as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. Previously, amortization commenced on the date the store was opened and was reflected as a reduction to depreciation and amortization. Consistent with the recording of rent expense described above, the Company now amortizes tenant allowances commencing on the date the Company has the right to control the use of the leased property. Tenant allowances in the form of rent abatements were historically charged to rent expense on a straight-line basis over the number of months the rent was abated. Tenant allowances are now included as a component of operating activities in the consolidated statement of cash flows

The effects of the adjustments relating to the above items include a reduction to retained earnings of $1,647,000, net of tax, as of February 1, 2002 and decreases to net income of $166,000 or $0.01 per diluted share, and $205,000 or $0.01 per diluted share for fiscal 2004 and 2003, respectively.

See Note B to Consolidated Financial Statements of this annual report on Form 10-K for a summary of the effects of these changes on the consolidated balance sheet as of January 31, 2004, as well as on the consolidated statements of operations, changes in shareholders' equity and cash flows for fiscal 2004 and fiscal 2003. The discussion contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" gives effect to these corrections.

Overview

The Company operates 323 women's and men's specialty apparel retail stores in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States. The Company operates 314 stores under the name "DEB" which offer moderately priced, fashionable, coordinated women's sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus sizes. In addition, the Company operates three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory. One hundred and forty of the DEB stores contain plus-size departments. The Company also operates six apparel retail stores under the name "Tops 'N Bottoms." The Tops 'N Bottoms stores sell moderately priced men's and women's apparel. Seventeen of the DEB stores contain Tops 'N Bottoms departments.

During fiscal 2005, the Company made meaningful strides in improving operating performance. Continued improvements in the Company's operating platform allowed the Company to better leverage fixed costs and report significant gains in net income and earnings per share in each quarter. Due in large part to a reduction in markdowns as a percentage of sales, the Company's gross margin increased 210 basis points to 33.2%, operating margin improved 250 basis points to 8.6% and net income and diluted earnings per share increased 43% to $17.9 million and $1.30, respectively. The Company also continued its expansion of the number of stores offering plus-sized merchandise, ending the year with 140 plus-sized departments. The Company believes that its stores offering both junior and plus-sized merchandise present more of a destination-shopping environment for its customers. The Company also closed seventeen under-performing locations, which is expected to provide improvement in gross margins and inventory turnover in fiscal 2006. The Company is currently scheduled to close one store in the first half of fiscal 2006 and will continue to carefully evaluate the profitability of individual stores and close those stores that it believes cannot meet a level of profitability it deems acceptable.

The following table sets forth certain store information:

	Store Data[1] Year Ended January 31,		
	2005	2004	2003
Stores open at end of the year	323	332	327
Average number in operation during the year	327	331	320
Average net sales per store (in thousands)	$929	$902	$994
Average operating income per store (in thousands)	$ 80	$ 55[2]	$121[2]
Comparable store sales[3] - percent change	1.0%	(9.7)%	0.1%

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

	Year Ended January 31,		
	2005	2004 (as restated)	2003 (as restated)
Net sales	100.0%	100.0%	100.0%
Gross margin	33.2%	31.2%	34.9%
Operating income	8.6%	6.1%	12.2%
Income before income taxes	9.4%	6.5%	12.8%
Income tax provision	3.5%	2.3%	4.8%
Net income	5.9%	4.2%	8.0%

Fiscal 2005 compared to Fiscal 2004

Net sales

Net sales increased $5,132,000, or 1.7%, to $303,778,000 in fiscal 2005 from $298,646,000 in fiscal 2004. The increase in net sales was due to a 1.0% or $3,000,000 increase in comparable store sales, as well as from new store sales of $2,132,000. The increase is believed to be due to improved acceptance of the Company's merchandise offering versus last year, particularly as evidenced by a 340 basis point reduction in markdowns in fiscal 2005 versus fiscal 2004.

Cost of sales, including buying and occupancy costs

Cost of sales, including buying and occupancy costs, decreased $2,734,000 or 1.3%, to $202,838,000 in fiscal 2005 from $205,572,000 in fiscal 2004. As a percentage of net sales, these costs decreased to 66.8% in fiscal 2005 from 68.8% in fiscal 2004. The nominal decrease between periods was due to the aforementioned 340 basis point reduction in markdowns in fiscal 2005 versus fiscal 2004. The decrease as a percentage of sales was also due to the markdown reduction, partially offset by an increase relating to the increase in sales. Buying and occupancy costs were 16.7% and 17.0% of net sales for fiscal 2005 and 2004, respectively.

Selling and administrative expenses

Selling and administrative expenses increased $256,000 or 0.4%, to $69,356,000 in fiscal 2005 from $69,100,000 in fiscal 2004. As a percentage of net sales, these costs decreased to 22.8% in fiscal 2005 from 23.1% in fiscal 2004. All material components of selling and administrative expenses were consistent between fiscal periods. The decrease as a percentage of sales was a result of the comparable store sales increase in fiscal 2005.

---

[1] Includes Tops 'N Bottoms stores

[2] As restated

[3] Comparable store sales includes stores opened for both periods. A store is added to the comparable store base in its 13th month of operation.

Depreciation and amortization

Depreciation and amortization expense decreased $356,000 or 6.2%, to $5,384,000 in fiscal 2005 from $5,740,000 in fiscal 2004. As a percentage of net sales, these expenses decreased to 1.8% in fiscal 2005 from 1.9% in fiscal 2004. A portion of the Company's store assets and corporate computer equipment became fully depreciated during the year, resulting in a reduction in depreciation expense versus fiscal 2004. During fiscal 2005 and 2004, the Company recognized $176,000 and $181,000 in impairment charges related to unprofitable stores.

Operating income

Operating income increased $7,966,000 or 43.7%, to $26,200,000 in fiscal 2005 from $18,234,000 in fiscal 2004. As a percentage of net sales, operating income increased to 8.6% in fiscal 2005 from 6.1% in fiscal 2004. The nominal and percentage increases were due primarily to the aforementioned increases in sales and gross profit margin and the reduction in depreciation and amortization expense, slightly offset by the increase in selling and administrative expenses.

Other income, principally interest

Other income, principally interest, increased $954,000 or 70.0% to $2,316,000 in fiscal 2005 from $1,362,000 in fiscal 2004. Other income is offset by losses on disposition of fixed assets of $70,000 in fiscal 2005 and $279,000 in fiscal 2004. The increase between fiscal periods was primarily due to higher average interest rates in fiscal 2005 versus fiscal 2004, greater average invested balances in fiscal 2005 versus fiscal 2004, as well as the reduction in losses related to fixed asset dispositions.

Income tax provision

The income tax provision for fiscal 2005 was $10,572,000, resulting in a 37.1% effective tax rate, as compared to $6,995,000 and a 35.7% effective tax rate for fiscal 2004. The increase in the effective rate between fiscal periods was due to a higher effective state income tax rate and, due to the increase in year over year earnings, current year tax-exempt interest earnings represented a smaller percentage of pretax earnings. The effective tax rate in both fiscal years was greater than the statutory federal rate, primarily as a result of state income taxes, partially offset by tax-exempt interest.

Fiscal 2004 compared to Fiscal 2003

Net sales

Net sales decreased $19,076,000, or 6.0%, to $298,646,000 in fiscal 2004 from $317,722,000 in fiscal 2003. The decrease in net sales was due to a 9.7% or $31,066,000 decrease in comparable store sales, partially offset by sales from new stores of $11,990,000. The decrease is believed to be attributable to economic softness in the Company's core markets, principally the East and Midwest portions of the United States. Additional factors that are believed to have contributed to the decrease during this period were higher gas prices, unfavorable weather conditions during the first four months of fiscal 2004 and the resulting merchandising challenges created by those conditions.

Cost of sales, including buying and occupancy costs

Cost of sales, including buying and occupancy costs, decreased $1,360,000 or 0.7%, to $205,572,000 in fiscal 2004 from $206,931,000 in fiscal 2003. As a percentage of net sales, these costs increased to 68.8% in fiscal 2004 from 65.1% in fiscal 2003. The nominal decrease between periods was due to the overall decrease in sales. The increase as a percentage of net sales was due to increased markdowns taken to stimulate sales as well as the de-leveraging of buying and occupancy costs as a result of the comparable store sales decrease. Buying and occupancy costs were 17.0% and 15.5% of net sales for fiscal 2004 and 2003, respectively.

Selling and administrative expenses

Selling and administrative expenses increased $1,895,000 or 2.8%, to $69,100,000 in fiscal 2004 from $67,205,000 in fiscal 2003. As a percentage of net sales, these costs increased to 23.1% in fiscal 2004 from 21.1% in fiscal 2003. The $1,895,000 increase was due to increases in health, property and casualty insurance costs as well as an increase in store payroll costs, partially resulting from an increase in the number of stores in operation. The increase as a percentage of sales was also due to these cost increases as well as the de-leveraging of selling and administrative costs as a result of the comparable store sales decrease.

Depreciation and amortization

Depreciation and amortization expense increased $808,000 or 16.4%, to $5,740,000 in fiscal 2004 from $4,932,000 in fiscal 2003. As a percentage of net sales, these expenses increased to 1.9% in fiscal 2004 from 1.6% in fiscal 2003. The $808,000 increase was due to the full year depreciation expense recorded in fiscal 2004 for stores placed in service during fiscal 2003, additional depreciation expense related to the new and remodeled stores opened in fiscal 2004 and from $181,000 in asset impairment charges recorded for two unprofitable stores. The increase as a percentage of sales was also due to these expense increases as well as the de-leveraging of depreciation and amortization expense as a result of the comparable store sales decrease.

Operating income

Operating income decreased $20,419,000 or 52.8%, to $18,234,000 in fiscal 2004 from $38,653,000 in fiscal 2003. As a percentage of net sales, operating income declined to 6.1% in fiscal 2004 from 12.2% in fiscal 2003. The absolute and percentage decreases were due to the aforementioned decrease in gross profit margin, and increases in selling and administrative and depreciation and amortization expenses.

Other income, principally interest

Other income, principally interest, decreased $595,000 or 30.4% to $1,362,000 in fiscal 2004 from $1,958,000 in fiscal 2003. Other income was offset by losses on disposition of fixed assets of $279,000 in fiscal 2004 and $38,000 in fiscal 2003. The decrease between fiscal periods was primarily the result of lower average interest rates in fiscal 2004 versus fiscal 2003 and the increase in the losses related to fixed asset dispositions, partially offset by higher cash balances.

Income tax provision

The income tax provision for fiscal 2004 was $6,995,000, resulting in a 35.7% effective tax rate, as compared to $15,327,000 and a 37.7% effective tax rate for fiscal 2003. The decrease in the effective rate between fiscal periods resulted from the fact that, due to the decline in year over year earnings, current year tax-exempt interest earnings represented a greater percentage of pretax earnings. The effective tax rate in both fiscal years was greater than the statutory federal rate, primarily as a result of state income taxes, partially offset by tax-exempt interest.

Liquidity and Capital Resources

As of January 31, 2005, the Company had cash and cash equivalents of $30,299,000 and marketable securities of $146,100,000 compared to cash and cash equivalents of $34,064,000 and marketable securities of $132,200,000 as of January 31, 2004. The cash and cash equivalents are invested principally in money market mutual funds while the marketable securities are invested principally in auction market securities, which trade on a par-in, par-out basis and provide interest-rate reset options on a revolving 35-day basis. Because the Company regularly liquidates its investments in these securities for reasons including, among others, changes in market interest rates and changes in the availability of and the yield on alternative investments, the Company has classified these securities as available for sale. The Company does not invest for trading purposes. Accordingly, the Company does not believe it has significant exposure to market risk with respect to its investments.

During the past three fiscal years, the Company internally funded all of its operating needs, including capital expenditures for the opening of new stores and the remodeling of existing stores, as well as for expenditures pertaining to upgrades to the Company's merchandise distribution system. Total cash provided by operating activities, for fiscal 2005, 2004 and 2003, was $24,940,000, $24,777,000 and $30,818,000, respectively. For fiscal 2005, cash provided by operations was primarily the result of net income, increased by depreciation, increases in income taxes and trade accounts payable and accrued expenses, offset by an increase in merchandise inventories. For fiscal 2004, cash provided by operations was primarily the result of net income, increased by depreciation, increases in trade accounts payable and deferred lease credits and a decrease in merchandise inventories, offset by a net decrease in accrued expenses and income taxes payable. For fiscal 2003, cash provided by operations was the result of net income, increased by depreciation, an increase in deferred lease credits and a reduction in merchandise inventories, offset by a net decrease in accounts payable and accrued expenses. The Company's inventory turnover rate was approximately 2.9, 2.9 and 3.0 times for fiscal 2005, 2004 and 2003, respectively.

Net cash used in investing activities was $18,121,000, $18,182,000 and $18,826,000 for fiscal 2005, 2004 and 2003, respectively. During these fiscal years, these funds were principally used for the purchase of marketable securities and for the opening of new stores and the remodeling of existing stores. During the past three fiscal years, the number of store openings and remodels were as follows:

	Year Ended January 31,		
	2005	**2004**	**2003**
New stores	**8**	**13**	**23**
Remodeled stores	**11**	**17**	**16**

Net cash used in financing activities was $10,585,000, $6,898,000 and $5,406,000 for fiscal 2005, 2004 and 2003, respectively. During these fiscal years, these funds were principally used for the payment of dividends on preferred and common stock. In fiscal 2005 and fiscal 2003, these amounts were partially offset by the proceeds from the exercise of stock options. There were no stock option exercises during fiscal 2004.

The Company believes that internally generated funds will be sufficient to meet its anticipated capital expenditures, none of which are material, and current operating needs. The Company had an unsecured line of credit in the amount of $20,000,000 as of January 31, 2005. Of this amount, $695,000 was outstanding as letters of credit for the purchase of inventory. The Company leases its retail apparel stores, warehouse and office building for periods ranging from one to 20 years. Following is a summary of the Company's contractual obligations for minimum rental payments on its non-cancelable operating leases and minimum payments on its other commitments as of January 31, 2005:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating leases	$133,651,000	$24,086,000	$40,950,000	$28,860,000	$39,755,000
Other commitments	695,000	695,000	---	---	---
Total	$134,346,000	$24,781,000	$40,950,000	$28,860,000	$39,755,000

The above table excludes $1,734,000 in dividends, which were accrued at January 31, 2005 and were paid in February 2005.

Seasonal Nature of Operations

During fiscal 2005, approximately 27% and 59% of the Company's net sales and net income occurred during the fourth quarter, as compared to 27% and 67% of the Company's net sales and net income for fiscal 2004. The fourth quarter includes the Christmas selling season. The decrease in the percentage of the Company's fiscal 2005 fourth quarter net income compared to the fourth quarter of fiscal 2004 was due to the increase in net income for the first three quarters of fiscal 2005 versus the comparable period in fiscal 2004. See "Quarterly Financial Information (Unaudited)" and the preceding discussions on "Fiscal 2005 compared to Fiscal 2004" and "Fiscal 2004 compared to Fiscal 2003."

Critical Accounting Policies

The Company's accounting policies are more fully described in Note A of the Notes to Consolidated Financial Statements included herein. The consolidated financial statements and accompanying notes included in Item 8. Financial Statements and Supplementary Data have been prepared in conformity with accounting principles generally accepted in the United States. This requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on historical experience, analysis of current trends, and various other factors that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Periodically, the Company's accounting policies, assumptions, and estimates are reevaluated and adjustments are made when facts and circumstances warrant. Historically, actual results have not differed materially from those determined using required estimates. The Company's significant accounting policies are described in the notes accompanying the financial statements included in Item 8. Financial Statements and Supplementary Data. However, the Company considers the following accounting policies to be more dependent on the use of estimates and assumptions.

Revenue Recognition

Revenue from merchandise sales is net of returns and allowances and excludes sales tax. The provisions of the SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," (as amended by SAB 104) have been applied, and as a result, a reserve is provided for estimated future sales returns that is based on an analysis of actual returns received following the end of each fiscal period. The Company also defers the recognition of layaway sales to the date of delivery. A change in the actual rate of sales returns and layaway sales experience would affect the amount of revenue recognized.

Inventories

Merchandise inventories are valued at the lower of cost or market as determined by the retail inventory method (first-in, first-out method), which is an averaging method that is widely used in the retail industry. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are adjusted based on the effects of markdowns and shrinkage relating to the Company's retail inventories. The use of the RIM will result in valuing inventories at the lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. The RIM calculation involves certain significant management judgments and estimates including, among others, initial merchandise pricing, markups, markdowns, and shrinkage, all of which affect the ending inventory valuation at cost as well as resulting gross margins. Events such as store closings, liquidations, and the general economic environment for retail apparel sales could result in an increase in the level of markdowns, which under the RIM would result in lower inventory values and an increase to cost of goods sold as a percentage of net sales in future periods. In addition, failure to estimate markdowns currently would result in an overstatement of inventory cost under the lower of cost or market principle.

Income Taxes

As part of the periodic financial statement closing process, the Company estimates its income tax liability and assesses the recoverability of deferred tax assets. Income taxes payable are estimated based on enacted tax rates applied to the income expected to be taxed currently. The realizability of deferred tax assets is assessed based on the availability of carrybacks of future deductible amounts and the projection of future taxable income. The Company cannot guarantee that it will be profitable in future years. Historically, there have not been significant differences between the estimated tax accrual versus actual amounts.

Impairment of Long-Lived Assets

As required under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company is required to assess its long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When evaluating potential impairment, consideration is given to historical performance and future estimated results. The carrying amount of the asset is then compared to the estimated future undiscounted cash flows expected to result from the use of the asset. If the estimated future undiscounted cash flows are less than the carrying amount of the asset, such asset is written down to its estimated fair value and an impairment loss is recognized. During fiscal 2005 and 2004, the Company recognized $176,000 and $181,000 in impairment charges related to unprofitable stores. No impairment charges were recorded during fiscal 2003.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("FAS 123(R)"). FAS 123(R) revised FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. FAS 123(R) must be adopted no later than for fiscal years beginning after June 15, 2005, which for the Company will be the fiscal year beginning February 1, 2006.

Previously, in complying with FAS 123, the Company disclosed the value of stock options granted and its pro-forma impact on net income in a footnote to the consolidated financial statements. The Company is currently considering which transition method to select in adopting FAS 123(R), and whether this new accounting requirement will result in any changes in compensation strategies. Information contained in the footnotes provides the impact on pro forma net income for past financial statements. The adoption of FAS 123(R) is not expected to have a material impact on the Company's future financial statements.

In November 2004, the FASB issued SFAS No. 151 ("FAS 151"), "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of FAS 151 are effective for fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material impact on the Company's future financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See the first paragraph under the caption "Liquidity and Capital Resources" in this Annual Report on Form 10-K for a discussion regarding quantitative and qualitative disclosures about market risk.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of its assets; (ii) provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of its financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and its Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2005. In making this assessment, the Company's management used the criteria set forth in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of January 31, 2005.

The Company's independent registered public accounting firm, BDO Seidman, LLP, has issued an attestation report on management's assessment of its internal control over financial reporting, which appears immediately following this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Deb Shops, Inc. and subsidiaries
Philadelphia, Pennsylvania

We have audited management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting, that Deb Shops, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 31, 2005, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on the COSO criteria.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of January 31, 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended January 31, 2005, and our report dated April 5, 2005 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Philadelphia, Pennsylvania
May 27, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Deb Shops, Inc. and subsidiaries
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheet of Deb Shops, Inc. and subsidiaries as of January 31, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended January 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deb Shops, Inc. and subsidiaries at January 31, 2005, and the results of their operations and their cash flows for the year ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the consolidated financial statements, the fiscal 2004 and 2003 financial statements have been restated to correct errors in accounting for leases.

April 5, 2005

/s/ BDO Seidman, LLP
BDO Seidman, LLP
Philadelphia, Pennsylvania

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Deb Shops, Inc.

We have audited the accompanying consolidated balance sheet of Deb Shops, Inc. and subsidiaries as of January 31, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deb Shops, Inc. and subsidiaries at January 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note B, the accompanying consolidated financial statements for fiscal 2004 and 2003 have been restated.

ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 8, 2004,
except for note B as to which the date is
April 15, 2005

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended January 31,		
	2005	2004	2003
		(as restated, see Note B)	(as restated, see Note B)
Net sales	$303,778,103	$298,645,811	$317,721,720
Costs and expenses:			
Cost of sales, including buying and occupancy costs	202,837,874	205,571,543	206,931,391
Selling and administrative	69,356,328	69,100,302	67,205,182
Depreciation and amortization	5,384,283	5,740,192	4,931,845
	277,578,485	280,412,037	279,068,418
Operating income	26,199,618	18,233,774	38,653,302
Other income, principally interest	2,316,312	1,362,198	1,957,614
Income before income taxes	28,515,930	19,595,972	40,610,916
Income tax provision	10,572,000	6,995,000	15,327,000
Net income	$ 17,943,930	$ 12,600,972	$ 25,283,916
Net income per common share			
Basic	$ 1.30	$ .92	$ 1.85
Diluted	$ 1.30	$ .92	$ 1.83
Weighted average number of common shares outstanding			
Basic	13,729,100	13,684,900	13,672,073
Diluted	13,753,461	13,684,900	13,815,059

See notes to consolidated financial statements.

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	January 31, 2005	January 31, 2004 (as restated, see Note B)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 30,298,970	$ 34,064,418
Marketable securites	146,100,000	132,200,000
Merchandise inventories	30,560,176	28,264,675
Prepaid expenses and other	2,616,185	2,718,323
Deferred income taxes	910,889	1,055,940
Total current assets	210,486,220	198,303,356
Property, Plant and Equipment - at cost		
Land	150,000	150,000
Buildings	2,365,697	2,365,697
Leasehold improvements	53,168,985	52,088,624
Furniture and equipment	16,568,516	16,680,575
	72,253,198	71,284,896
Less accumulated depreciation and amortization	48,993,382	46,791,260
Net property, plant and equipment	23,259,816	24,493,636
Other Assets		
Deferred income taxes	7,421,935	6,937,420
Other	1,712,223	1,962,223
Total other assets	9,134,158	8,899,643
Total assets	$242,880,194	$231,696,635
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 26,921,683	$ 26,523,559
Accrued expenses and other	11,314,244	10,141,456
Income taxes payable	4,618,905	2,564,688
Total current liabilities	42,854,832	39,229,703
Deferred lease credits	11,114,224	10,920,087
Shareholders' Equity		
Series A preferred stock, par value $1.00 per share:		
Authorized - 5,000,000 shares		
Issued and outstanding - 460 shares,		
liquidation value $460,000	460	460
Common stock, par value $.01 per share:		
Authorized - 50,000,000 shares		
Issued - 15,688,290 shares	156,883	156,883
Additional paid-in capital	7,232,646	5,864,790
Retained earnings	193,467,638	187,949,432
	200,857,627	193,971,565
Less common treasury shares, at cost:		
January 31, 2005: 1,926,279; January 31, 2004: 2,003,390	11,946,489	12,424,720
	188,911,138	181,546,845
Total liabilities and shareholders' equity	$242,880,194	$231,696,635

See notes to consolidated financial statements.

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balances - February 1, 2002 (as previously reported)	$460	$156,883	$5,864,790	$164,732,974	$(12,796,830)
Adjustment for restated beginning balance (see Note B)				(1,647,325)	
Balances - February 1, 2002 (as restated - see Note B)	460	156,883	5,864,790	163,085,649	(12,796,830)
Net income - (as restated see Note B)				25,283,916	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.425 per share)				(5,816,085)	
Stock options exercised				47,890	372,110
Tax benefit from exercise of stock options				42,064	
Balances January 31, 2003 (as restated - see Note B)	460	156,883	5,864,790	182,588,234	(12,424,720)
Net income - (as restated see Note B)				12,600,972	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.525 per share)				(7,184,574)	
Balances January 31, 2004 (as restated - see Note B)	460	156,883	5,864,790	187,949,432	(12,424,720)
Net income				17,943,930	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.90 per share)				(12,370,524)	
Stock options exercised			1,353,156		478,231
Tax benefit from exercise of stock options			14,700		
Balances January 31, 2005	$460	$156,883	$7,232,646	$193,467,638	$(11,946,489)

See notes to consolidated financial statements.

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,		
	2005	2004	2003
		(as restated, see Note B)	(as restated, see Note B)
Cash flows from operating activities:			
Net income	$17,943,930	$12,600,972	$25,283,916
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,384,283	5,740,192	4,931,845
Deferred income tax benefit	(235,000)	(740,000)	(1,105,000)
Loss on retirement of property, plant and equipment	70,401	278,910	37,962
Changes in operating assets and liabilities:			
(Increase) decrease in merchandise inventories	(2,295,501)	1,646,615	1,130,423
Decrease (increase) in prepaid expenses and other	351,618	(470,872)	286,278
Increase (decrease) in trade accounts payable	398,124	4,906,893	(2,621,060)
Increase in accrued expenses and other	1,163,149	465,528	548,287
Increase (decrease) in income taxes payable	1,964,973	(903,419)	(270,708)
Increase in deferred lease credits	194,137	1,251,819	2,596,413
Net cash provided by operating activities	24,940,114	24,776,638	30,818,356
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,220,861)	(4,231,924)	(8,046,884)
Purchases of investment securities	(79,600,000)	(70,350,000)	(143,650,000)
Sales of investment securities	65,700,000	56,400,000	132,870,460
Net cash used in investing activities	(18,120,861)	(18,181,924)	(18,826,424)
Cash flows from financing activities:			
Preferred stock cash dividends paid	(55,200)	(55,200)	(55,200)
Common stock cash dividends paid	(12,360,887)	(6,842,451)	(5,469,463)
Proceeds from exercise of stock options	1,831,386	---	420,000
Principal payments under capital lease obligation	---	---	(301,117)
Net cash used in financing activities	(10,584,701)	(6,897,651)	(5,405,780)
(Decrease) increase in cash and cash equivalents	(3,765,448)	(302,937)	6,586,152
Cash and cash equivalents at beginning of year	34,064,418	34,367,355	27,781,203
Cash and cash equivalents at end of year	$30,298,970	$34,064,418	$34,367,355
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes, net	$ 8,991,179	$ 8,542,787	$15,072,466

See notes to consolidated financial statements.

- A - Summary of Significant Accounting Policies

Operation

Deb Shops, Inc. (the "Company") operates 323 women's and men's specialty apparel retail stores in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States. The Company operates 314 stores under the name "DEB" which offer moderately priced, fashionable, coordinated women's sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus sizes. DEB merchandise consists of clothing and accessories appealing primarily to the fashion-conscious junior and plus-sized female consumers between the ages of 13 and 25. In addition, the Company operates three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory. One hundred and forty of the DEB stores contain plus-size departments. The Company also operates six apparel retail stores under the name "Tops 'N Bottoms." The Tops 'N Bottoms stores sell moderately priced men's and women's apparel. Seventeen of the DEB stores contain Tops 'N Bottoms departments.

Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries, after elimination of all intercompany transactions and accounts.

Management Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from merchandise sales is net of returns and allowances and excludes sales tax. The provisions of the SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," (as amended by SAB 104) have been applied, and as a result, a reserve is provided for estimated future sales returns that is based on an analysis of actual returns received following the end of each fiscal period. The Company also defers the recognition of layaway sales to the date of delivery.

Lease Accounting

Accounting for store leases commences on the date the Company takes possession of the leased space, which generally is one month prior to lease commencement. Landlord allowances and incentives are recorded as deferred lease credits. These amounts are amortized as a reduction of rent expense over the initial term of the lease, commencing with the date of possession.

Certain store leases provide for predetermined escalations in future minimum annual rentals. The pro rata portion of future minimum rent escalations is recorded as deferred lease credits.

Marketable Securities

Marketable securities represent investments in auction market debt instruments issued primarily by student loan financing entities. These securities, which trade on a par-in, par-out basis provide for interest rate resets every 35 days. They are classified as available for sale and stated at fair value. Interest income is recognized when earned.

Inventories

All apparel merchandise inventories are stated at the lower of cost (first-in, first-out method) or market, as determined by the retail inventory method.

Property, Plant and Equipment

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of ten years or the remaining term of the lease. Furniture and equipment is depreciated over the lesser of seven years or the remaining term of the lease. Gain or loss on disposition of property, plant and equipment is included in other income.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or circumstances arise, an estimate of the future undiscounted cash flows relating to the asset is compared to the asset's carrying value to determine if an impairment exists pursuant to the requirements of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. During fiscal 2005 and 2004, the Company recognized $176,000 and $181,000 in impairment charges related to unprofitable stores. These amounts are included in depreciation and amortization in the accompanying consolidated statement of operations. No impairment charges were recorded during fiscal 2003.

Cost of Sales

Cost of sales includes the cost of merchandise, buying (including freight costs) and occupancy costs. The cost of handling merchandise is included in selling and administrative costs.

Statements of Cash Flows

The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. Included in cash and cash equivalents at January 31, 2005 and January 31, 2004 is $26,050,000 and $31,689,000, respectively, of investments in money market mutual funds. These investments are carried at cost, which approximates market.

Stock-Based Compensation Plans

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods for a voluntary transition to the fair-value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of the standard was effective for fiscal years and interim periods beginning after December 15, 2002. Rather than adopt the fair-value method of accounting for stock-based compensation, the Company chose to continue accounting for such items using the intrinsic value method. As required, the Company did adopt the disclosure provisions of this standard.

In February 2002, the Company adopted the Deb Shops, Inc. Incentive Stock Option Plan as Amended and Restated Effective January 1, 2002 (the "Plan"). The Plan is more fully described in Note G. The Company continues to use the accounting method under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations for the Plan. Under APB Opinion No. 25, generally, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to all stock-related compensation.

For purposes of pro forma disclosures, the estimated fair value of the stock options under the Plan are amortized to expense over their vesting periods.

	Year Ended January 31,		
	2005	2004 (as restated)	2003 (as restated)
Net income as reported	$17,943,930	$12,600,972	$25,283,916
Stock-based employee compensation cost	(662,316)	(2,061,296)	(4,038,246)
Pro forma net income	$17,281,614	$10,539,676	$21,245,670
Basic net income per common share, as reported	$ 1.30	$ 0.92	$ 1.85
Pro forma basic net income per common share	$ 1.25	$ 0.77	$ 1.55
Diluted net income per common share, as reported	$ 1.30	$ 0.92	$ 1.83
Pro forma diluted net income per common share	$ 1.25	$ 0.77	$ 1.53

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued FASB Statement No. 123(R), "Share-Based Payment" ("FAS 123(R)"). FAS 123(R) revised FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. FAS 123(R) must be adopted no later than for fiscal years beginning after June 15, 2005, which for the Company, will be the fiscal year beginning February 1, 2006.

Previously, in complying with FAS 123, the Company disclosed the value of stock options granted and its pro forma impact on net income in a footnote to the consolidated financial statements. The Company is currently considering which transition method to select in adopting FAS 123(R), and whether this new accounting requirement will result in any changes in compensation strategies. Information contained in the footnotes provides the impact on pro forma net income for past financial statements. The adoption of FAS 123(R) is not expected to have a material impact on the Company's future financial statements.

In November 2004, the FASB issued SFAS No. 151 ("FAS 151"), "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of FAS 151 are effective for fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material impact on the Company's future financial statements.

- B - Restatement of Financial Statements

As a result of the publicity on the restaurant industry financial statement restatements related to leases, the Company commenced a review of certain of its accounting policies related to leases during January 2005. Subsequently, on February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating-lease-related accounting issues and their application under generally accepted accounting principles in the United States of America ("GAAP"). Based on the Company's internal review, and after consultation with the Audit Committee of the Company's Board of Directors and predecessor independent registered public accounting firm on April 19, 2005, the Company restated its financial statements for years prior to fiscal 2005 to correct its accounting for landlord allowances, calculation of straight-line rent expense, recognition of rent holiday periods, and depreciation of leasehold improvements for its retail stores.

Certain of the Company's store leases contain provisions that enable the Company or the landlord to terminate the lease if sales during a defined measurement period fall below agreed-upon levels. The Company has historically recorded rent expense on a straight-line basis, beginning with the lease commencement date, which generally coincides with the store opening date, through the early termination date. The period during which a store was prepared for opening historically was excluded from the straight-line rent schedule. Financial Accounting Standards Board ("FASB") Technical Bulletin 85-3 ("FTB 85-3"), "Accounting for Operating Leases with Scheduled Rent Increases," states, however, that rent holidays should be recognized on a straight-line basis over the lease term, which according to FASB Technical Bulletin 88-1, "Issues Relating to Accounting for Leases" ("FTB 88-1"), commences on the date the Company is given the right to control the use of the leased property. Consistent with this guidance, the Company has changed the period used for determining the deferred rent calculation to commence on the date the Company began controlling the use of the property (i.e. began preparing a store for opening) through the initial non-cancelable life of the lease.

Depreciation of leasehold improvements has historically been calculated based upon the term of the lease. The Company has changed its accounting for leasehold improvements to depreciate leasehold improvements over the lesser of the term of the lease or 10 years. In addition, the Company has historically accounted for tenant improvement allowances as a reduction of the cost of leasehold improvements, resulting in lower depreciation expense, and reflected the cash received within investing activities in the consolidated statement of cash flows as a reduction of purchases of property, plant, and equipment. This treatment was consistent whether the improvement allowance was provided in cash or in the form of a rent abatement. FTB 88-1 requires that lease incentives such as tenant allowances be recorded as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. Previously, amortization commenced on the date the store was opened and was reflected as a reduction to depreciation and amortization. Consistent with the recording of rent expense described above, the Company now amortizes tenant allowances commencing on the date the Company has the right to control the use of the leased property. Tenant allowances in the form of rent abatements were historically charged to rent expense on a straight-line basis over the number of months the rent was abated. Tenant allowances are now included as a component of operating activities in the consolidated statement of cash flows.

The primary effects of the correction discussed above resulted in the Company reclassifying its tenant improvement allowances from "Net property, plant and equipment" to "Deferred lease credits," recording additional deferred rent in "Deferred lease credits," and adjusting "Retained earnings" in the consolidated balance sheets, as well as to correct "Cost of sales, including buying and occupancy costs" and "Depreciation and amortization" in the consolidated statements of operations for each of the two years in the period ended January 31, 2004. The cumulative effect of these adjustments reduced retained earnings as of February 1, 2002 by $1,647,325, net of tax.

In prior years, the Company classified its investments in auction rate certificates as cash and cash equivalents. During fiscal 2005, additional clarification was provided regarding the financial statement classification of this type of investment. Pursuant to this guidance, auction rate securities are not to be classified as cash and cash equivalents. As a result, at January 31, 2005, the Company has classified its auction rate certificates as marketable securities and has restated the January 31, 2004 consolidated balance sheet to reflect this change. This change also resulted in the Company restating its consolidated statements of cash flows for the years ended January 31, 2004 and 2003 to reflect the purchase and sale activity within the investing activities section of the consolidated statements of cash flows. This change had no effect on current or total assets or net income.

Following is a summary of the effects of these adjustments on the Company's consolidated statements of operations and of cash flows for the years ended January 31, 2004 and 2003, the Company's consolidated balance sheet as of January 31, 2004 and the Company's consolidated statement of shareholders' equity as of February 1, 2002:

	Consolidated Statements of Operations		
	As previously reported	Adjustments	As restated
Year ended January 31, 2004:			
Cost of sales, including buying and occupancy costs	$206,693,546	$(1,122,003)	$205,571,543
Depreciation and amortization	$ 4,321,598	$ 1,418,594	$ 5,740,192
Operating income	$ 18,530,365	$ (296,591)	$ 18,233,774
Other income, principally interest	$ 1,365,255	$ (3,057)	$ 1,362,198
Income before income taxes	$ 19,895,620	$ (299,648)	$ 19,595,972
Income tax provision	$ 7,129,000	$ (134,000)	$ 6,995,000
Net income	$ 12,766,620	$ (165,648)	$ 12,600,972
Basic net income per share	$ 0.93	$ (0.01)	$ 0.92
Diluted net income per share	$ 0.93	$ (0.01)	$ 0.92
Year ended January 31, 2003:			
Cost of sales, including buying and occupancy costs	$207,550,269	$ (618,878)	$206,931,391
Depreciation and amortization	$ 3,869,277	$ 1,062,568	$ 4,931,845
Operating income	$ 39,096,992	$ (443,690)	$ 38,653,302
Other income, principally interest	$ 1,863,502	$ 94,112	$ 1,957,614
Income before income taxes	$ 40,960,494	$ (349,578)	$ 40,610,916
Income tax provision	$ 15,472,000	$ (145,000)	$ 15,327,000
Net income	$ 25,488,494	$ (204,578)	$ 25,283,916
Basic net income per share	$ 1.86	$ (0.01)	$ 1.85
Diluted net income per share	$ 1.84	$ (0.01)	$ 1.83

	Consolidated Cash Flows		
	As previously reported	Adjustments	As restated
Year ended January 31, 2004:			
Net cash provided by operating activities	$ 22,398,111	$ 2,378,527	$ 24,776,638
Purchases of property, plant and equipment	$ (1,853,397)	$ (2,378,527)	$ (4,231,924)
Purchases of marketable securities	$ ---	$ (70,350,000)	$ (70,350,000)
Sales of marketable securities	$ ---	$ 56,400,000	$ 56,400,000
Net cash used in investing activities	$ (1,853,397)	$ (16,328,527)	$ (18,181,924)
Increase (decrease) in cash and cash equivalents	$ 13,647,063	$ (13,950,000)	$ (302,937)
Cash and cash equivalents at beginning of year	$152,617,355	$(118,250,000)	$ 34,367,355
Cash and cash equivalents at end of year	$166,264,418	$(132,200,000)	$ 34,064,418
Year ended January 31, 2003:			
Net cash provided by operating activities	$ 27,612,419	$ 3,205,937	$ 30,818,356
Purchases of property, plant and equipment	$ (4,840,947)	$ (3,205,937)	$ (8,046,884)
Purchases of marketable securities	$ ---	$(143,650,000)	$(143,650,000)
Sales of marketable securities	$ ---	$ 132,870,460	$ 132,870,460
Net cash used in investing activities	$ (4,840,947)	$ (13,985,477)	$ (18,826,424)
Increase in cash and cash equivalents	$ 17,365,692	$ (10,779,540)	$ 6,586,152
Cash and cash equivalents at beginning of year	$135,251,663	$(107,470,460)	$ 27,781,203
Cash and cash equivalents at end of year	$152,617,355	$(118,250,000)	$ 34,367,355

	Consolidated Balance Sheet		
	As previously reported	Adjustments	As restated
January 31, 2004:			
Cash and cash equivalents	$166,264,418	$(132,200,000)	$ 34,064,418
Marketable securities	$ ---	$ 132,200,000	$132,200,000
Prepaid expenses and other	$ 3,150,882	$ (432,559)	$ 2,718,323
Net property, plant and equipment	$ 17,112,877	$ 7,380,759	$ 24,493,636
Deferred income taxes - current	$ 1,260,191	$ (204,251)	$ 1,055,940
Deferred income taxes - long-term	$ 4,732,846	$ 2,204,574	$ 6,937,420
Total assets	$222,748,112	$ 8,948,523	$231,696,635
Accrued expenses and other	$ 10,649,923	$ (508,467)	$ 10,141,456
Income taxes payable	$ 2,010,234	$ 554,454	$ 2,564,688
Total current liabilities	$ 39,183,716	$ 45,987	$ 39,229,703
Deferred lease credits	$ ---	$ 10,920,087	$ 10,920,087
Retained earnings	$189,966,983	$ (2,017,551)	$187,949,432
Total liabilities and shareholders' equity	$222,748,112	$ 8,948,523	$231,696,635

	Consolidated Statement of Shareholders' Equity		
	As previously reported	Adjustments	As restated
February 1, 2002:			
Retained earnings	$164,732,974	$(1,647,325)	$163,085,649

- C - Marketable Securities

The Company's marketable securities consist of auction market debt instruments issued principally by state student loan financing entities. These instruments, which trade on a par-in, par-out basis, provide interest-rate reset options on a revolving 35-day basis. Because the Company regularly liquidates its investments in these securities for reasons including, among others, changes in market interest rates and changes in the availability of and the yield on alternative investments, the Company has classified these securities as available for sale. The carrying values of these securities approximate fair value. There were no realized gains or losses on these investments for the years ended January 31, 2005, 2004 or 2003. Contractual maturities of available for sale securities at January 31, 2005 consisted of $9,900,000 maturing between one and 10 years and $136,200,000 million maturing after 10 years.

- **D - Earnings Per Share**

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted net income per common share computations:

	Year Ended January 31,		
	2005	2004 (as restated)	2003 (as restated)
Net income	$17,943,930	$12,600,972	$25,283,916
Dividends on preferred stock	(55,200)	(55,200)	(55,200)
Income available to common shareholders	$17,888,730	$12,545,772	$25,228,716
Basic weighted average number of common shares outstanding	13,729,100	13,684,900	13,672,073
Effect of dilutive stock options	24,361	---	142,986
Diluted weighted average number of common shares outstanding	13,753,461	13,684,900	13,815,059

- **E - Income Taxes**

Income tax provision consists of the following components:

	Year Ended January 31,		
	2005	2004 (as restated)	2003 (as restated)
Current:			
Federal	$ 8,749,000	$6,585,000	$ 13,978,000
State	2,058,000	1,150,000	2,454,000
	10,807,000	7,735,000	16,432,000
Deferred:			
Federal	(77,000)	(420,000)	(861,000)
State	(158,000)	(320,000)	(244,000)
	(235,000)	(740,000)	(1,105,000)
	$10,572,000	$6,995,000	$15,327,000

A reconciliation of the Company's effective income tax rate with the statutory federal rate follows:

	Year Ended January 31,		
	2005	2004 (as restated)	2003 (as restated)
Tax provision at statutory rate	$ 9,981,000	$6,859,000	$14,214,000
State income taxes, net of federal income tax benefit	1,094,000	413,000	1,437,000
Permanent items, primarily tax exempt interest income	(607,000)	(430,000)	(462,000)
Other	104,000	153,000	138,000
	$10,572,000	$6,995,000	$15,327,000

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. The components of deferred tax assets and liabilities are as follows:

	January 31,	
	2005	2004 (as restated)
Deferred tax assets		
Depreciation and amortization	$7,322,000	$6,452,000
Uniform cost capitalization	669,000	628,000
Deferred lease credits	101,000	484,000
Accrued expenses and other	529,000	725,000
	8,621,000	8,289,000
Deferred tax liabilities		
Prepaid expenses	(288,000)	(296,000)
	$8,333,000	$7,993,000

- F - Leases

The Company leases all of its retail apparel stores for periods ranging from one month to 20 years, including renewal options. In most instances, the Company pays real estate taxes, insurance and maintenance costs on the leased properties and contingent rentals based upon a percentage of sales, as defined in the lease agreements.

The warehouse and office building occupied by the Company is leased from a partnership whose partners include three of the Company's directors, including the President and Executive Vice President. The original expiration date was June 14, 2002; however, the lease was amended to extend its term through June 14, 2007. The amended arrangement is accounted for as an operating lease. Prior to the extension, the agreement was classified as a capital lease. Rent expense recognized in conjunction with the operating lease was $550,000 for the years ended January 31, 2005 and 2004 and $321,000 for the year ended January 31, 2003.

Future minimum rental commitments for all noncancelable leases at January 31, 2005 are as follows:

Year ending January 31,	Operating Leases
2006	$ 24,086,000
2007	22,695,000
2008	18,255,000
2009	15,698,000
2010	13,162,000
Thereafter	39,755,000
Total minimum rental commitments	$133,651,000

Total rental expense under operating leases amounted to $27,436,000, $27,002,000 and $25,937,000 in fiscal 2005, 2004 and 2003, respectively. Such amounts include contingent rentals based upon a percentage of sales of $2,142,000, $1,975,000 and $2,464,000 in fiscal 2005, 2004 and 2003, respectively.

- G- Stock Option Plan

In February 2002, the Company adopted the Deb Shops, Inc. Incentive Stock Option Plan as Amended and Restated Effective January 1, 2002 (the "Plan"). The Board of Directors, together with the Company's Stock Option and Compensation Committees, administer the Plan. Under the Plan, options to purchase up to 3,000,000 shares of the Company's common stock, par value $.01 per share, may be granted to employees or non-employee directors on the basis of contributions to the operations of the Company. The price payable for the shares of common stock under each stock option are fixed by the Board or the applicable Committee at the time of grant, but will be no less than 100% of the fair market value of the Company's common stock at the time the stock option is granted. Options are exercisable commencing one year after the date of grant, subject to such vesting requirements as the Board or the applicable Committee may specify. The granted options expire through May 2009. There were 883,500 options reserved for future grant under the Plan as of January 31, 2005.

A summary of the Company's stock option activity and related information for the fiscal years ended January 31 follows:

	Options	Weighted Average Exercise Price
Outstanding, February 1, 2002	60,000	$ 7.00
Granted	1,426,500	23.77
Exercised	(60,000)	7.00
Cancelled	(45,000)	23.75
Outstanding, January 31, 2003	1,381,500	23.77
Granted	45,000	23.75
Exercised	---	---
Cancelled	(46,500)	23.75
Outstanding, January 31, 2004	1,380,000	23.77
Granted	15,000	23.75
Exercised	(77,111)	23.75
Cancelled	(123,500)	23.75
Outstanding, January 31, 2005	1,194,389	$23.77

The remaining contractual life of the outstanding options ranges from 2.1 to 4.3 years. Of the 1,194,389 options outstanding at January 31, 2005, 754,889 were exercisable at a weighted average exercise price of $23.77.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The model used the following assumptions:

	Fiscal 2005 Grants	Fiscal 2004 Grants	Fiscal 2003 Grants
Expected life	Five years	Five years	Five years
Risk-free interest rate	4.3%	4.3%	4.3%
Volatility	34.7%	34.7%	42.4%
Dividend yield	2.2%	2.6%	1.7%
Estimated fair value of options granted	$6.47	$4.69	$8.84

- H- Commitments and Contingencies

The Company has an unsecured line of credit in the amount of $20,000,000. As of January 31, 2005, $695,000 was outstanding as letters of credit for the purchase of inventory.

One of the Company's employees has an employment agreement that provides for, among other things, a base salary plus a bonus of 4% of the improvement in the operating results of the Company's DEB business over a base-year amount. No bonuses were earned in any of the fiscal years ended January 31, 2005, 2004 or 2003. This agreement is applicable through fiscal 2007.

The Company is subject to legal proceedings, employment issues and claims that arise in the ordinary course of its business. In the opinion of management, after consultation with outside legal counsel, the ultimate disposition of such proceedings is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

- I- Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended January 31, 2005:				
	(as restated)	(as restated)	(as restated)	
Net sales	$73,081	$72,831	$75,307	$82,560 (1)
Cost of sales, including buying occupancy costs	$53,660	$47,152	$54,844	$47,182
Net income	$ 879	$ 4,643	$ 1,828	$10,594 (1)
Basic net income per share	$ 0.06	$ 0.34	$ 0.13	$ 0.77
Diluted net income per share	$ 0.06	$ 0.34	$ 0.13	$ 0.76
Cash dividends declared per common share	$ .125	$ .525	$ .125	$ .125
Fiscal year ended January 31, 2004:				
	(as restated)	(as restated)	(as restated)	(as restated)
Net sales	$70,162	$73,019	$74,810	$80,656 (1)
Cost of sales, including buying occupancy costs	$52,114	$49,989	$55,016	$48,453
Net income	$ 239	$ 2,664	$ 1,141	$ 8,557 (1)
Basic net income per share	$ 0.02	$ 0.19	$ 0.08	$ 0.62
Diluted net income per share	$ 0.02	$ 0.19	$ 0.08	$ 0.62
Cash dividends declared per common share	$ .100	$ .175	$ .125	$ .125

Amounts have been restated to reflect the impact of the correction of the Company's accounting for landlord allowances, calculation of straight-line rent expense, recognition of rent holiday periods, and depreciation of leasehold improvements for its retail stores. See Note B.

Amounts are computed independently for each of the quarters presented and therefore may not sum to totals for each of the years.

(1) During fiscal 2005, approximately 27% and 59% of the Company's net sales and net income occurred during the fourth quarter, as compared to 27% and 67% of the Company's net sales and net income for fiscal 2004. The fourth quarter includes the Christmas selling season. The decrease in the percentage of the Company's fiscal 2005 fourth quarter net income compared to the fourth quarter of fiscal 2004 was due to the increase in net income for the first three quarters of fiscal 2005 versus the comparable period in fiscal 2004.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No additional disclosure is required regarding the Company's change in independent accountants. The information included in the Company's Current Report on Form 8-K filed on July 22, 2004 is incorporated herein by reference.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's chief executive officer and chief financial officer, with the participation of other members of the Company's management, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report (the "Evaluation Date") and, based on that evaluation, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that information that is required to be disclosed in its reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Independent Registered Public Accounting Firm

Management's Annual Report on Internal Control Over Financial Reporting as of January 31, 2005 appears on page 16 of this Report on Form 10-K/A, and is incorporated herein by reference. The Report of the Company's Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting appears on page 17 of this Report on Form 10-K/A, and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during its quarter ended January 31, 2005, except for additional review procedures over the selection and monitoring of appropriate assumptions and factors affecting the Company's lease accounting, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The Company has adopted a Code of Business Conduct & Ethics that applies to the Company's directors, officers and employees, including its principal executive officer, principal financial officer and controller. The Company's Code of Business Conduct & Ethics is available on its website at www.debshops.com. Unless disclosure in a Current Report on Form 8-K is otherwise required under NASDAQ, SEC or other applicable rules and regulations, the Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment or waiver from a provision of the Code of Business Conduct & Ethics that applies to its principal executive officer, principal financial officer, controller or persons performing similar functions and that relates to certain topics by posting such information on its website at www.debshops.com.

Except as set forth under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, the information required by this item is contained in the 2005 Proxy Statement under the captions "Election of Directors," "Corporate Governance – Audit Committee," "Procedures for Nominating or Recommending for Nomination Candidates for Director" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is hereby incorporated herein by reference.

Item 11. Executive Compensation

The required information with respect to executive compensation is contained in the 2005 Proxy Statement under the captions "Election of Directors," "Comparison of Five Year Cumulative Total Shareholder Returns" and "Executive Compensation," which is incorporated in this Annual Report on Form 10-K by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The required information with respect to security ownership of certain beneficial owners and management is contained in the 2005 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management," which is incorporated in this Annual Report on Form 10-K by reference.

The following table provides information as of January 31, 2005 with respect to compensation plans (including individual compensation arrangements) under which the Company's equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,194,389	$23.77	883,500
Equity compensation plans not approved by security holders	---	---	---
Total	1,194,389	$23.77	883,500

Item 13. Certain Relationships and Related Transactions

The required information with respect to certain relationships and related transactions is contained in the 2005 Proxy Statement under the caption "Transactions With Management and Certain Business Relationships," which is incorporated in this Annual Report on Form 10-K by reference.

Item 14. Principal Accountant Fees and Services

The required information with respect to principal accountant fees and services is contained in the Company's 2005 Proxy Statement under the caption "Relationships with Independent Auditors," which is incorporated in this Annual Report on Form 10-K by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Financial Statement Schedules

All schedules are omitted because they are not applicable, not required, or because the required information is not material, or is included in the consolidated financial statements or notes thereto.

Exhibits

The following exhibits are included with this report or have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Acts administered by the Commission. Each exhibit, previously filed, is identified by the reference following the listing of such exhibit, and each is incorporated herein by such reference.

Exhibits identified with an asterisk below denote a management contract or executive compensatory plan or arrangement.

Exhibit No.	Description of Document
3-1	Restated Articles of Incorporation of the Company, as amended through May 29, 1984 (2003 Form 10-K, Exhibit 3-1)
3-2	By-Laws of the Company, as amended through February 2, 2004 (2004 Form 10-K, Exhibit 3-2)
10-1	Lease Agreement for property located at 9401 Blue Grass Road, Philadelphia, Pennsylvania 19114 (Registration No. 2-82222, Exhibit 10-1)

Exhibit No.	Description of Document
10-1.1	Amendment of Lease Agreement dated January 3, 1999 for property located at 9401 Blue Grass Road, Philadelphia, Pennsylvania 19114
10-2.1	* Insurance Policy for Marvin Rounick and Judy Rounick (2003 Form 10-K, Exhibit 10-2.1)
10-2.2	* Split Dollar Insurance Agreement dated July 31, 1987 between the Company and Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 (2003 Form 10-K Exhibit 10-2.2)
10-2.3	* Collateral Assignment dated July 31, 1987 from Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986, as assignor, and the Company, as assignee (2003 Form 10-K Exhibit 10.2-3)
10-2.4	* Agreement of Settlement and General Release dated May 5, 1998 between Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 and the Manufacturers Life Insurance Company (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.4)
10-2.5	*Amended and Restated Split Dollar Insurance Agreement dated July 31, 1998 between the Company and Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.5)
10-2.6	* Amended and Restated Collateral Assignment dated July 31, 1998 from Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.6)
10-3.1	* Life Insurance Policy for Warren Weiner and Penny Weiner (2003 Form 10-K Exhibit 10-3.1)
10-3.2	* Split Dollar Insurance Agreement dated July 31, 1987 between the Company and Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 (2003 Form 10-K Exhibit 10-3.2)
10-3.3	* Collateral Assignment dated July 31, 1987 from Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986, as assignor, and the Company, as assignee (2003 Form 10-K Exhibit 10-3.3)
10-3.4	* Agreement of Settlement and General Release dated May 5, 1998 between Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 and the Manufacturers Life Insurance Company (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.4)
10-3.5.1	* Amended and Restated Split Dollar Insurance Agreement dated July 31, 1998 between the Company and Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.5)
10-3.6	* Amended and Restated Collateral Assignment dated July 31, 1998 from Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999,Exhibit 10-14.6)

Exhibit No.	Description of Document
10-4	* Deb Shops, Inc. Premium Conversion Plan (2003 Form 10-K, Exhibit 10-4)
10-4.1	* Amendment No. I to Deb Shops, Inc. Premium Conversion Plan (1998 Form 10-K, Exhibit 10-19.1)
10-5.1	* Deb Shops, Inc. Incentive Stock Option Plan, As Amended and Restated Effective January 1, 2002 (2002 Form 10-K, Exhibit 10-5.1)
10-6	* Employment Agreement dated December 20, 2001 between the Company and Allan Laufgraben (2002 Form 10-K, Exhibit 10-6)
10-7	Agreement and General Release dated April 23, 2004 between the Company and Barry Vesotsky (Form 10-Q for the quarter ended April 30, 2004, Exhibit 10-1)
21	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
31.1	Certification by Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification by Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City and County of Philadelphia, Commonwealth of Pennsylvania, on June 2, 2005.

DEB SHOPS, INC.
(Registrant)

Marvin Rounick
Marvin Rounick, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities and on the dates indicated.

Marvin Rounick Marvin Rounick, President, Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2005
Warren Weiner Warren Weiner, Executive Vice President, Secretary, Treasurer and Director	June 2, 2005
Jack A. Rounick Jack A. Rounick, Assistant Secretary and Director	June 2, 2005
Ivan Inerfeld Ivan Inerfeld, Director	June 2, 2005
Barry H. Feinberg Barry H. Feinberg, Director	June 2, 2005
Barry H. Frank Barry H. Frank, Esq., Director	June 2, 2005
Ned J. Kaplin Ned J. Kaplin, Director	June 2, 2005
Barry J. Susson Barry J. Susson, Chief Financial Officer	June 2, 2005
Joan M. Nolan Joan M. Nolan, Controller	June 2, 2005

...ectors

...rvin Rounick
...sident, Chief Executive Officer

...en Weiner
...tive Vice President, Secretary and Treasurer

...ck A. Rounick, Esq.
...nsel to the Firm,
..., Block, Schorr and Solis-Cohen LLP

... Inerfeld
...man, Interactive Enterprise Limited, a broadband infra-
...ture company

...y H. Feinberg
...ent, The Feinberg Group, a private equity
...ment company. President and Chief Executive Officer,
...lidated Vision Group, Inc., a retailer of optical products

...y H. Frank, Esq.
..., Pelino and Lentz, PC

... J. Kaplin
... and Secretary/Treasurer, Briara Trading Company

...icers

...in Rounick
..., Chief Executive Officer

... Weiner
... Vice President, Secretary and Treasurer

... Laufgraben
... Vice President, Merchandising

... J. Susson, CPA
...ancial Officer and Assistant Secretary

... A. Uhr, Esq.
...ent, Real Estate and Corporate Counsel

... P. Smith
...resident, Information Systems

... M. Nolan
...oller

...porate Offices

... Blue Grass Road
...delphia, Pennsylvania 19114

...itional copies of Deb Shops' Annual Report on Form ...K will be furnished without charge to any shareholder ... written request to Barry J. Susson, Chief Financial ...icer, at the Company's corporate offices.

Corporate Information

Counsel

Wolf, Block, Schorr and Solis-Cohen LLP
Philadelphia, Pennsylvania

Auditors

BDO Seidman , LLP
Philadelphia, Pennsylvania

Transfer Agent and Registrar

American Stock Transfer and
Trust Company
New York, New York

Stock Listing

The common stock of Deb Shops, Inc. is traded on The Nasdaq Stock Market® under the symbol DEBS

Deb Shops, Inc.
9401 Blue Grass Road
Philadelphia, Pennsylvania 19114
215-676-6000

www.debshops.com